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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2006

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                      Form 20-F   X        Form 40-F
                                -----                -----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1):

                     Yes                    No         X
                               -----                 -----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7):

                    Yes                     No         X
                              -----                 ------

                        Indicate by check mark whether by
             furnishing the information contained in this Form, the
          Registrant is also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                   Yes                     No         X
                             -----                 -------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---


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New York, February 21st, 2006.- The following announcements will be published on
Spanish media starting today and in the days ahead. The messages contained on those advertisements are:

On top
- Spain's leading utility
- Europe's top five utility
- World's top ten in utility industry capitalization
Source: Bloomberg's December 2005 report on market capitalization




On Progress
- Best net income ever published by the company:  (euro)3,182m (up 154%)
- Net income is (euro)1,841m (up 60%) disregarding net capital gains from non core asset sales - High income increases across all business lines with respect to 2004:
         - Spain and Portugal (euro)1,356m, up 52.9%
         - Europe (euro)425m, up 151.5%
         - Latin America (euro)262m, up 106.3%

Remuneration
- Proposal to distribute a (euro) 2.4 per share gross dividend against 2005 earnings subject to General Shareholder Meeting approval, with a final dividend of (euro) 2.095 per share payable on July 3, 2006, or a total of (euro)2,541m. These results are in accordance with IFRS

The company with the best outlook is already yours


On Progress
Endesa achieved outstanding results in 2005:
o Sales: (euro)17,508m (up 30%)
o EBITDA: (euro)6,020m (up 33%)
o Net income: (euro)3,182m (up 154%)
o Net income, pre exceptionals: (euro)1,841m (up 60%)
o Net income by business area:
   - Spain and Portugal (euro)1,356m (up 52.9%) - Europe (euro)425m (up 151.5%)

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   - Latin America (euro)262m (up 106.3%)
o Total dividend to be distributed against 2005 results: (euro)2,541m*
o Total 2005 dividend (euro)2.4/share*

*Subject to General Shareholder Meeting approval

These results are in accordance with IFRS


On a roll
- We have leadership of the Spanish utility market
- Electricity sales increased over 12% in the markets we operate
- 60% increase in net income from ordinary activities ((euro)1,841m)


Remuneration
- Obtaining a historical increase in net income:  (euro)3,182m (up 154%)
- Distribution of a total gross dividend against 2005 results of (euro)2,541m. Maximum dividend per share to be paid is (euro)2.4*

*Pending General Shareholder Meeting approval

The company with the best outlook is already yours

www.endesa.es



         For additional information please contact Alvaro Perez de Lema,
                    North America Investor Relations Office,
                            telephone # 212 750 7200
                              http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of ENDESA filed within the Comision Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2004. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           ENDESA, S.A.

Dated: February 21st , 2006       By: /s/ Alvaro Perez de Lema
                                     --------------------------
                                  Name:   Alvaro Perez de Lema
                                  Title:  Manager of North America Investor
                                          Relations